December 12, 2019

Wendell S. Morris
Chief Financial Officer
Royal Energy Resources, Inc.
56 Broad Street, Suite 2
Charleston, SC 29401

       Re: Royal Energy Resources, Inc.
           Form 10-K
           Filed March 29, 2019
           File No. 000-52547

Dear Mr. Morris:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation